RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

DEEP DRILLING AT NEW MINE PAYS OFF WITH SIGNIFICANT RESOURCE INCREASE

         London, 4 November 2004 (LSE: RRS) (Nasdaq: GOLD) - Continuing
exploration at the new gold mine it is developing at Loulo in Mali has increased the resource there by 2.5 million ounces to more than 7 million ounces, Randgold
Resources reported today.

Announcing its results for the September quarter, the London and Nasdaq listed gold miner said deep drilling at the Yalea deposit, designed to determine the open-pit project's underground potential, had delineated high-grade ore and identified below-surface ore shoots. Remodelling of the orebody had increased the Yalea resource estimate to 4.98 million ounces and the Loulo resource, excluding satellites, to 7.34 million ounces.

A further drilling phase is currently under way to produce an underground mine design and planning study for a bankable feasibility study. Meanwhile, work on the open-pit mine has continued through the rainy season and Loulo remains on track to produce its first gold next year as scheduled. Much of the infrastructural work has been completed and the erection of the site tower cranes has broken the skyline for the first time. The mill is being fabricated and mining operations are expected to start before the end of this year.

Elsewhere in Mali, the company's 40%-owned Morila mine started recovering from the plant commissioning and maintenance problems which have plagued it for the past three quarters. While plant throughput was below the previous quarter's level, gold production increased from 85 056 ounces to 91 685 ounces, thanks mainly to substantially improved recoveries. The increase in tons mined - from
5.3 million to 6.9 million - should pay off in terms of higher-grade ore to be processed in the last quarter of this year.

"The Randgold Resources team has focused closely on the problems at Morila and a reasonable measure of success in returning the mine to planned performance levels has been achieved. The implementation of a technical action programme and continuous close monitoring have produced the desired results, albeit at the end of the quarter, when daily tonnages and grades reached design rates," chief executive Dr Mark

Bristow said. Completion tests on the plant expansion were successfully completed in the first week of October.

Morila's stuttering performance was reflected in a slight reduction in the company's profit from mining, at US$3.3 million down US$300 000 on the previous quarter, and in a net loss of US$2.4 million. It posted a US$11.7 million net profit in the previous quarter but that included the profits on the sale of its
Syama mine and on financial instruments.

In the Cote d'Ivoire, where the company's prefeasibility-stage Tongon project has been halted by political unrest, a top-level management delegation has had discussions with government officials.

"While we have always maintained our offices and presence in the country, it's still too early to go back into the field, but we've reviewed the work that's been done and we believe Tongon is one of the better undeveloped prospects in
West Africa. In anticipation of continued progress towards a settlement, our project team has been tasked with updating the prefeasibility study and preparing to start work on a bankable feasibility study," Bristow said.

On the exploration front, the wet season brought an end to the field activities in West Africa and work has focused on data integration, interpretation, modelling and planning. In East Africa, on the other hand, fieldwork has been accelerated following the ratification of the joint venture with Barrick in
Tanzania. In the Mara greenstone belt, geophysical surveys have been completed on two permits. In the Musoma belt, early-stage reconnaissance work is under way.

"We're planning a busy exploration programme for the last quarter of 2004 and the beginning of next year, covering five countries - Mali, Senegal, Burkina
Faso, Ghana and Tanzania," Bristow said.

"At Morila, drilling will continue to convert resources into reserves and to hunt for new ounces. At Loulo, we're drilling to complete the underground feasibility study. Drilling contracts for both Burkina Faso and the Morila region have been signed and work will start later this year. In Tanzania, we're working on a motivation to drill two geophysical targets in November while in
Senegal, two targets have been drilled and motivations for a further six are being considered. Drilling in Ghana is, subject to results, planned for the first quarter of 2005 and will concentrate on the Obuasi shear."

Bristow said in addition to its heavy organic development programme, the company was also continuing to look at a number

of merger and acquisition opportunities in line with its commitment to value creation.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 779 771 9660
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847, randgoldresources@dpapr.com
Website: www.randgoldresources.com
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DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the Securities
Exchange Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The United
States Securities Exchange Commission (the `SEC') permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC.
Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves'
for the purposes of the SEC's industry guide number 7.